Suite 1120, Cathedral Place,

925 West Georgia Street
Vancouver, British Columbia, Canada  V6C 3L2
Tel:  (604) 687-6600

Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com

www.aurizon.com

Toronto Stock Exchange Ticker Symbol – ARZ NYSE Amex Ticker Symbol – AZK U.S. Registration (File 001-31893) News Release Issue No. 7 - 2012

April 4, 2012
FOR IMMEDIATE RELEASE

Aurizon Announces Results from the 2011 Exploration Program at Rex South

Aurizon Mines Ltd. (TSX:ARZ; NYSE Amex: AZK) is pleased to announce results from the 2011 exploration program on the Rex South property in Nunavik, Northern Quebec.  The program was successful in expanding the polymetallic discoveries of the Augossan trend.

The Rex South property provides evidence of an extensive intrusion-related porphyry/greisen-type polymetallic mineralized system (Au-Ag-Cu-W-Sn-Bi) as well as Iron Oxide Copper Gold mineralization.  The property is part of a 330 kilometre long emerging polymetallic region largely controlled by Azimut Exploration Inc. (“Azimut”).

2011 Drill Program

A total of $4.5 million was invested in a four-month program funded and operated by Aurizon under the terms of an option agreement with Azimut announced on May 26, 2010, and comprised the following:

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2,530 rock grab samples;

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145.35 m of channel sampling: 16 channels and 149 samples;

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53 drill holes totalling 4,934 metres and 3,171 drill samples: 4,467 metres of standard rotary percussion drilling (“rotary”) and 466 metres of reverse circulation drilling (“RC”);

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Ground geophysics, including 53.9 line-kilometres of induced polarization and 149.5 kilometres of a magnetic survey covering the Augossan and Anorthosite zones; and

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257 lake-bottom sediment infill samples to further define targets on the property.

Augossan Zone (7 kilometre Trend)

The best results obtained on the Augossan trend come from two holes (RS-22-23 and 28), which are 400 metres spaced.  They both returned mineralized intervals in the range of 1 gram per tonne gold over 5 to 9 metres.  The mineralization style found from drilling and surface exploration and their location suggests the presence of a gold enrichment trend offsetting the main Augossan polymetallic target.  New prospecting results have confirmed the continuity of this new gold bearing structure over a kilometric strike length.

Following the identification of a large target for Gold-Copper-Silver-Tungsten-Tin mineralization in 2010 along the Augossan trend, a rotary and RC (reverse-circulation) drilling program was completed in 2011.  A total of 4,333 metres in 46 shallow holes (141.7 metres maximum) was drilled on 400 metre-spaced sections covering a 5.3 kilometre strike length of induced polarisation anomalies on the Augossan zone.

All of the holes were positioned to intercept a strong IP anomaly with a width of 50 to 300 metres and an interpreted strike-length of 5 kilometres which had been previously identified by prospecting (see Aurizon press releases dated November 8, 2010 and February 15, 2011).

News Release – April 4, 2012 Aurizon Announces Results from the 2011 Exploration Program at Rex South	Page | 2

The Augossan Zone appears as a very large polymetallic envelope at the contact between a granitic intrusion (the Qalluviartuuq Intrusive Complex; “QIC”) and volcano-sedimentary host rocks. Gold is associated with other commodities such as copper (Cu), tungsten (W) and tin (Sn), bismuth (Bi), tantalum (Ta), beryllium (Be), rubidium (Rb), molybdenum (Mo), rhenium (Re), tellurium (Te) and lithium (Li).   The Augossan Zone remains open in all directions.  Significant drilling will be required to establish continuity in terms of grades and geometry for the most prospective areas within this envelope.

The table below includes the best drill intersections:

True widths are estimated to be approximately 75% - 100% of core length.

Hole no	Section	From (m)	To (m)	Length (m)	Au (g/t)	Cu (%)	W (%)	Bi (ppm)
RS-11-17	5400E	27.43	38.10	10.67		0.13
RS-11-20	5000E	19.81	27.43	7.62	0.70
RS-11-23	4600E	33.53	42.67	9.14	1.10
RS-11-28	4200E	22.86	28.96	6.10	1.10	0.12
RS-11-29	4200E	42.67	51.81	9.14		0.1
RS-11-33	3800E	80.16	84.73	4.57			0.2
RS-11-40	3000E	6.10	21.34	15.24			0.21
Including		13.72	21.34	7.62		0.35	0.13	893

The table below includes the best channel sample intersections:

Channels are cut at 90 degrees from apparent mineralization orientation.

Channel no	Section	Length (m)	Au (g/t)	Cu (%)	W (%)	Ta (ppm)
CH-11-04	6800E	1.0			3.11
CH-11-05	6800E	1.0			3.15
CH-11-04, CH-11-05	6800E	10.0				225
CH-11-16B, CH-11-16C	200E	3.4	5.76	0.14

Other Exploration Targets

The exploration program’s main highlight is the identification of new mineralized occurrences extending along the 20 kilometre long Qualluviartuq corridor (see sketch attached), a major regional crustal structure oriented NW-SE.  A total of 37 new gold-only or gold-copper occurrences were discovered, ranging from 1.0 to 20.6  grams per tonne gold in 2,530 grab samples.  Copper anomalies were identified in 54 occurrences with grades ranging between 0.5% and 9.2% Cu.  Polymetallic occurrences include silver values of up to 121 g/t Ag, and strategic elements such as 1.9% tungsten, and up to 0.34% tin.  The average spacing between each sample varies between 50 and 200 metres.  Only gold and copper results are presented.

News Release – April 4, 2012 Aurizon Announces Results from the 2011 Exploration Program at Rex South	Page | 3

The table below is an overview by sector of the prospecting results from grab samples:

Area	Number of occurrences discovered	Grade range	Known extension	Mineralization style
Aura	6	1.1 to 11.8 g/t Au	2 kilometres	Quartz-tourmaline vein system with pyrite.
Augossan (new gold target)	10	1.0 to 5.5 g/t Au 0.10 to 0.74% Cu	650 metres	Garnet-biotite schist with disseminated arsenopyrite and chalcopyrite.
Le Breuil	7	1.1 to 20.6 g/t Au	Unknown	Tourmaline-altered and pyritized intrusions and host rocks.
Anorthosite	6	1.3 to 3.7 g/t Au 0.54 to 1.75% Cu	4 kilometres	Disseminated sulphides in intrusions.
Copperton	6	1.0 to 7.9 g/t Au 0.55 to 9.28% Cu	3 kilometres	Sulphides stringers in deformation zone.
Jemima	11	1.06 to 2.86% Cu	2 kilometres	Silicification with magnetite-filled stockwerks and breccias. Disseminated sulphides.

Anorthosite – Copperton Trend (11 kilometre known extension)

The Anorthosite Zone is located on the western side of the Qualluviartuq intrusive complex. A few reconnaissance holes and prospecting data have outlined, in a preliminary manner, a 4-kilometre-long by 200-metre-wide mineralized envelope with Au, Ag, Cu, W and Te mineralization including 1.42 grams per tonne gold over 1.52 metres and 0.17% Cu over 3.05 metres.  The best grab sample assays returned values up to 3.7 gold grams per tonne and 1.75% copper. (See sketch attached).

The Copperton Zone, located about 5 kilometres southeast of the Anorthosite Zone along the same structure, is hosted by sheared intrusive rocks with disseminated chalcopyrite, native copper and pyrite mineralization. Grab sample assays include:

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7.87 g/t Au, 82.7 g/t Ag, 9.28% Cu, 38.4 g/t Te

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3.0 g/t Au, 12.0 g/t Ag, 2.72% Cu, 3.2 g/t Te

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2.32 g/t Au, 5.7 g/t Ag, 1.17% Cu, 1.48 g/t Te

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2.47 g/t Au, 5.2 g/t Ag, 0.67% Cu, 2.16 g/t Te

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1.0 g/t Au, 0.55% Cu

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2.19% Cu, 1.35 g/t Te

Aura-Pegor Trend (2 kilometre known extension)

The Aura–Pegor trend is characterized by disseminated pyrite and strong alteration, including tourmaline in veinlets or stockworks accompanied by silica and albite. Grab sample assays include 15 samples with grades ranging from 0.5 g/t Au to 11.75 g/t Au. In addition, this trend presents anomalous values in copper (up to 0.37% Cu), tungsten (0.06% W), bismuth (up to 0.14% Bi) and tellurium (up to 34 g/t Te).

News Release – April 4, 2012 Aurizon Announces Results from the 2011 Exploration Program at Rex South	Page | 4

Le Breuil Trend (2 kilometre known extension)

On the Le Breuil trend, located approximately 10 kilometres SE of Augossan, seven mineralized occurrences returned grab samples above 1 gram per tonne, including the best result of 20.6 grams per tonne gold.  Similar to the Aura-Pegor trend, mineralization is closely related to a network of quartz veins and veinlets developed in conjunction with tourmalinization of a felsic intrusive host rock. Tellurium (up to 78.2 ppm) and bismuth (up to 732 ppm) are systematically associated with gold bearing samples.

Jemima Trend (2 kilometre known extension)

The Jemima trend forms a 30 to 100 metre wide mineralized corridor characterized by disseminated to semi-massive chalcopyrite and bornite associated with hematite-magnetite in veins, veinlets or as breccia cement, accompanied by strong pervasive potassic alterations, silica, chlorite and epidote.  Mineralization and associated alterations are related to a brittle structure.  Fifteen grab samples had grades ranging from 0.5% to 2.86% copper, up to 0.17% molybdenum and up to 0.422 g/t rhenium.

Outlook

The success of both the 2010 and 2011 exploration programs on Rex South confirms the excellent discovery potential of the property.  The exploration programs have indicated that the gold and polymetallic mineralized system is located around the 15 kilometre x 5 kilometre ovoid-shaped Qalluviartuuq Intrusive Complex.  The mineralized areas (Augossan, Anorthosite-Copperton, Aura-Pegor and LeBreuil trends) are part of a considerable hydrothermal system and additional exploration potential existing along the 30 kilometre long contact between the intrusion and the volcano-sedimentary host rocks.

Future exploration will concentrate on mapping and channel-sampling the best mineralized areas across the corridor in order to evaluate their size, continuity and grade potential and to define their geological controls.  This program will focus on the Augossan, Anorthosite, Copperton, Aura, Le Breuil and Jemima areas and will represent the stepping-stone to prioritize targets for future drilling programs.

Technical information and Quality Control

The operational protocol for drilling and sampling was as follows:

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Bedrock was sampled using a heliportable standard rotary percussion drilling rig, working in conventional (rotary) and RC modes.

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For both drilling modes, the hole diameter was 88.9 mm (3.5 in) and rock chip samples were continuously collected every 1.52 m (5 ft), following a sampling protocol specifically designed for this drilling campaign, including a QA/QC program.

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In order to minimize the risk of contamination, the operators followed closely-monitored rock-chip sampling instructions, including the installation of a steel casing in the bedrock to prevent physical contact between overburden and rock-chips, hole cleaning using compressed air between each 1.52-m drill-run (5-ft rods), and the interruption of drilling in the case of hole flooding.

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Certified reference material, blanks and field duplicates were inserted in all drill sample shipments to the laboratory as part of a strict QA/QC program. Samples at the exploration site were weighed and split in accordance with standard practices for RC and rotary drilling.

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All rock and drill samples were assayed by ALS Minerals in Val-d'Or, Quebec, using fire assay for gold and an ICP method for multi-elemental geochemistry.

This press release was prepared under the supervision of Martin Demers, P.Geo., General Manager of Exploration, a Qualified Person as defined by National Instrument 43-101, who has also verified the data disclosed including sampling, analytical and test data.

News Release – April 4, 2012 Aurizon Announces Results from the 2011 Exploration Program at Rex South	Page | 5

Additional information

The Rex South property is located approximately 145 kilometres southeast of the Hudson Bay shoreline and the community of Puvirnituq. The property is 58 kilometres long by 20 kilometres wide in a NW-SE direction. It comprises 2,162 claims covering a surface area of 943 kilometre2. Aurizon can acquire an initial 50% interest in the project by incurring $5.0 million in exploration work over a five (5)-year period, including a minimum of 5,000 metres drilling, along with further cash payments totalling $300,000 within the next three years.  An additional 15% interest may also be earned upon delivery of a bankable feasibility study (see press release dated May 26, 2010).

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

FOR MORE INFORMATION CONTACT:

Aurizon Mines Ltd.

George Paspalas, President & CEO – 604-687-6600

Martin Bergeron Vice President Operations – 819-874-4511

Investor Relations: jennifer.north@aurizon.com

Telephone: 604-687-6600    Fax: 604-687-3932

Toll Free: 1-800-411-GOLD (4653)
Email: info@aurizon.com   Website:  www.aurizon.com

Forward Looking Statements and Information

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). The forward-looking information contained in this news release is made as of the date of this news release. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information. Forward-looking information includes, but is not limited to, statements with respect to and the effects thereof, the timing and amount of estimated exploration expenditures, plans and budgets for and expected timing and results of future exploration work on the Rex South property.  Forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable. However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that required supplies, equipment or personnel will not be available or will not be available on a timely basis or that the cost of labour, equipment or supplies will increase more than expected, that the future price of metals will decline, that the Canadian dollar will strengthen against the U.S. dollar, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of accidents, labour disputes and other risks generally associated with exploration, unanticipated delays in obtaining governmental approvals or financing or in the completion of exploration activities, as well as those factors and other risks more fully described in Aurizon's Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

News Release – April 4, 2012 Aurizon Announces Results from the 2011 Exploration Program at Rex South	Page | 6

REX SOUTH PROJECT
Nunavik
Impact
2.19% Cu
1.50% Cu
Aura-Pegor
1.2 g/t Au
1.2 g/t Au
1.1 g/t Au
1.4 g/t Au
11.8 g/t Au
3.2 g/t Au
1.2 g/t Au
Channel Sample:
5.8 g/t Au/3.4m
0.10% W
1.65% Cu
2.0 g/t Au
Augossan
1.5 g/t Au
2.4 g/t Au
1.9 g/t Au, 0.34% Sn
1.3 g/t Au
1.0 g/t Au, 0.18% Sn
1.2 g/t Au
0.24% Sn
36.5 g/t Ag,1.35% Cu
0.11% W
0.16% W
4.5 g/t Au
2.4 g/t Au
5.5 g/t Au
2.2 g/t Au
39.3 g/t Ag
0.15% W
0.15% W
1.85% W
6630000mN
Ferrus
0.25% Sn
0.12% W
121 g/t Ag,
2.67% Cu,0.30% W
33.9 g/t Ag
0.20% W
0.56% W
0.36% W
0.21% W
Anorthosite
1.3 g/t Au
3.7 g/t Au
1.3 g/t Au
1.9 g/t Au, 1.26% Cu
1.6 g/t Au, 1.28% Cu
1.8 g/t Au, 1.75% Cu
6620000mN
Jemima
Larissa
2.02% Cu
1.16% Cu
2.50% Cu
1.17% Cu
1.42% Cu
2.86% Cu
1.48% Cu
1.91% Cu
1.11% Cu
1.36% Cu
1.16% Cu
1.15% Cu
1.06% Cu
0.13% W
3.5 g/t Au
2.6 g/t Au
Le Breuil
1.1 g/t Au
20.6 g/t Au
5.6 g/t Au
1.7 g/t Au
Iron Oxide Corridor
Copperton
2.3 g/t Au, 1.17% Cu
3.0 g/t Au, 2.72% Cu
2.5 g/t Au
1.0 g/t Au
2.19% Cu
7.9 g/t Au, 82.7 g/t Ag,
9.28% Cu
Anorthosite-Copperton Corridor
9.0 g/t Au
Qualluviartuq Corridor
6610000mN
1.1 g/t Au
1.09% W
1.0 g/t Au
6600000mN
Au = Gold
Ag = Silver
Cu = Copper
W = Tungsten
Sn = Tin
Indicates boulder
2010 showing
AURIZON MINES LTD.
REX SOUTH PROJECT
Nunavik, Quebec
2011 Exploration Results
500000mE
0
5km
510000mE
520000mE

Reference: News Release Issue No. 7 - 2012 - Sketch A

News Release – April 4, 2012 Aurizon Announces Results from the 2011 Exploration Program at Rex South	Page | 5

REX SOUTH PROJECT
Augossan Zone
New Gold-Copper Zone
(2011 Prospection)
New Gold Zone
(2011 Drilling)
1.1/6.1
1.1/9.1
0.2/10.7
1.2 km
Lake
Lake
6 626 800 mN
6 626 400 mN
6 626 000 mN
500 800 mE
501 200 mE
501 600 mE
Background Map:
Chargeability
New hole reported
1.4/15.0 =g/t Au/m
RS-11-22
Prospection 2010-2011
Au (g/t)
>1.0
0.5 to 1
0.1 to 0.5
0.05 to 0.1
<0.05
AURIZON
MINES LTD.
REX SOUTH PROJECT
Augossan Zone
Selected Gold Results
100m

Reference: News Release Issue No. 7 - 2012 - Sketch B